Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

25 October 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA



04045852

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

PROCESSED

NOV 0 3 2004

THOMSON
FINANCIAL

Sandra Walters
Assistant Company Secretary

Enc:

Registered in England No. 4134697 Registered Office: as above

BRAMBLES INDUSTRIES LIMITED
HOLDING IN COMPANY

On 22 October 2004, Maple-Brown Abbott Limited notified the Australian Stock Exchange that it had decreased its holding in Brambles Industries Limited from 10.68% (103,259,266 shares) as at 2 September 2003 to 9.66% (93,497,623 shares) as at 20 October 2004.

25 October 2004

Contact: Sandra Walters, Assistant Company Secretary
                  Tel 020 7659 6039